UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Arrangement Agreement and Plan of Merger

On April 26, 2026, The Real Brokerage Inc., a company existing under the laws of the Province of British Columbia (“Real”), and REMAX Holdings, Inc., a Delaware corporation (“REMAX Holdings”), entered into an Arrangement Agreement and Plan of Merger (the “Merger Agreement”) by and among Real, REMAX Holdings, Rome Wildlife, Inc., a Delaware corporation and a wholly owned subsidiary of Real (“New Wildlife”), Wildlife Acquisition I Corp., a Delaware corporation and a wholly owned subsidiary of New Wildlife (“Merger Sub I”), Wildlife Acquisition II LLC, a Delaware limited liability company and a wholly owned subsidiary of New Wildlife (“Merger Sub II”), and 1587802 B.C. Unlimited Liability Company, an unlimited liability corporation existing under the laws of the Province of British Columbia and a wholly owned subsidiary of New Wildlife (“Bidco”).

As explained in greater detail below under “The Mergers and the Arrangement”, pursuant to the terms of the Merger Agreement, (i) the parties thereto will form a new holding company (New Wildlife) to be re-named Real REMAX Group (referred to herein as “Real REMAX Group”); (ii) shareholders of REMAX Holdings will have the right to elect to receive, for each share of REMAX Class A Common Stock (as defined below), 5.150 shares(1) of Real REMAX Group or $13.80 in cash, subject to proration such that the aggregate cash proceeds to shareholders of REMAX Holdings will be no less than $60 million and no greater than $80 million; and (iii) Real shareholders will receive 1 share(2) of Real REMAX Group for each existing common share of Real (“Real Common Share”). Following the closing of the transaction, Real shareholders are expected to own approximately 59% of the combined company, and REMAX Holdings shareholders are expected to own approximately 41%, assuming the midpoint of available cash consideration to REMAX Holdings shareholders.

Capitalized terms used but not defined herein have the meanings assigned to those terms in the Merger Agreement.

The Mergers and the Arrangement

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein:

(1) Pursuant to an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) and in accordance with the plan of arrangement of Real attached to the Merger Agreement as Exhibit G (the “Plan of Arrangement”), (i) the issued and outstanding Real Common Shares will be consolidated on a 10-for-1 basis (the “Share Consolidation”), such that each ten shares of outstanding Real Common Shares shall be consolidated into one share, and (ii) Real’s shareholders will then transfer all of their Real Common Shares to Bidco in exchange for common shares of Bidco (and $0.0001 per Real Common Share in cash) and then those holders of common shares of Bidco will transfer all of their common shares of Bidco to New Wildlife in exchange for shares of common stock of New Wildlife to be re-named Real REMAX Group (“Real REMAX Group Common Stock”) (collectively, the “Exchange”), such that Real becomes a wholly-owned subsidiary of Bidco.

(2) Following the effectiveness of the Arrangement, Merger Sub I will merge with and into REMAX Holdings (the “First Merger”), with REMAX Holdings surviving the First Merger as a wholly owned subsidiary of New Wildlife, and, as soon as practicable following the First Merger, REMAX Holdings will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of New Wildlife. Each share of Class A common stock of REMAX Holdings (the “REMAX Class A Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time, including shares of REMAX Class A Common Stock issued in connection with the RIHI Merger, as described below, and other than (x) shares of REMAX Class A Common Stock held by REMAX Holdings as treasury stock or owned by New Wildlife or any subsidiary of New Wildlife or REMAX Holdings, and (y) Dissenting Shares will be converted into the right to elect to receive either 5.150 shares of Real REMAX Group Common Stock (the “Stock Election Exchange Ratio” and such shares, the “Stock Election Consideration”) or $13.80 in cash (the “Per Share Cash Price” and together with the Stock Election Consideration, the “Merger Consideration”), subject to proration such that the cash proceeds will be no less than $60 million and no greater than $80 million, as determined pursuant to the election and allocation procedures in the Merger Agreement.

(1)	The Stock Election Exchange Ratio will be adjusted prior to the First Merger Effective Time to reflect the 10-for-1 Share Consolidation by dividing 5.150 by 10.
(2)	To be adjusted to reflect the 10-for-1 Share Consolidation of Real pursuant to the Arrangement.

Each of the parties to the Merger Agreement intends that, for U.S. federal income tax purposes, (1) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (2) the Mergers, taken together, the Exchange and the RIHI Merger (as defined below) will together qualify as a transaction described in Section 351 of the Code, and (3) the Merger Agreement be a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

Upon the consummation of the Mergers, the Real REMAX Group Common Stock will be listed on the Nasdaq Stock Market. If the Mergers are consummated, (i) the shares of REMAX Class A Common Stock and the Real Common Shares will cease trading and will be delisted and deregistered under the Securities Exchange Act of 1934, as amended and (ii) Real will cease to be a reporting issuer under applicable Canadian provincial and territorial securities laws. Real REMAX Group will continue as a reporting issuer under applicable Canadian securities laws.

Treatment of Real’s Equity Awards

Under the terms of the Plan of Arrangement, Real’s options and restricted share units (“RSUs”) will be treated as follows:

(a)            Real options outstanding immediately following the Share Consolidation will be exchanged for options (“Replacement Options”) granted by Real REMAX Group to acquire the same number of shares of Real REMAX Group Common Stock as the number of Real shares that the holders thereof would be entitled to acquire following the Share Consolidation. Such Replacement Options will have an exercise price per share of Real REMAX Group Common Stock equal to the exercise price per Real share of such Real options immediately following the Share Consolidation. Each Replacement Option will be subject to the terms of the applicable Real equity plan and have the same terms and conditions with respect to vesting, conditions to and manner of exercising, term to expiry and otherwise as were applicable to the Real option for which it was exchanged, and any certificate or award agreement previously evidencing the applicable Real option will thereafter evidence and be deemed to evidence such Replacement Options;

(b)            the Real RSUs outstanding immediately following the Share Consolidation will be exchanged for RSUs (“Replacement RSUs”) granted by Real REMAX Group to acquire the same number of shares of Real REMAX Group Common Stock or cash equivalent as the number of Real shares or cash equivalent that the holders thereof would be entitled to receive following the Share Consolidation. Each Replacement RSU will be subject to the terms of the applicable Real equity plan and have the same terms and conditions with respect to vesting, term to expiry and otherwise as were applicable to the Real RSU for which it was exchanged, and any certificate or award agreement previously evidencing the applicable Real RSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs; and

(c)            If the foregoing would result in the entitlement to a fraction of a share of Real REMAX Group Common Stock (or cash equivalent in the case of RSUs), then the number of shares of Real REMAX Group Common Stock issuable (or cash equivalent in the case of RSUs) will be rounded down to the near whole number of shares of Real REMAX Group Common Stock.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of both Real, on the one hand, and REMAX Holdings, on the other hand, and the parties have agreed to customary pre-closing covenants, including, among others, relating to (i) the conduct of Real’s and REMAX Holdings’ respective businesses during the period between the execution of the Merger Agreement and the earlier of the termination of the Merger Agreement and the First Merger Effective Time, (ii) Real’s and REMAX Holdings’ respective non-solicitation obligations related to alternative business combination proposals, subject to certain exceptions for certain Acquisition Proposals that constitute or would reasonably be expected to lead to a Superior Proposal, and (iii) the obligation of Real to call a meeting of its securityholders to vote in favor of the Arrangement Resolution and the obligation of REMAX Holdings to call a meeting of its stockholders to approve the adoption of the Merger Agreement and the issuance of shares of Company Common Stock in connection with the RIHI Merger.

The Merger Agreement provides that Real and REMAX Holdings each must use its reasonable best efforts to obtain antitrust and other required regulatory approvals in order to consummate the transactions contemplated by the Merger Agreement, subject to certain limitations as set forth in the Merger Agreement.

Fairness Opinion and Recommendation of Real’s Board of Directors

The board of directors of Real (the “Real Board”) received an opinion from Morgan Stanley & Co. LLC that, as of April 26, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Arrangement Consideration to be received by the holders of Real Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

The Real Board, having received financial and legal advice, among other things (i) determined that the Arrangement and the entering into of the Merger Agreement is in the best interests of Real, (ii) determined that the Arrangement and other transactions contemplated by the Merger Agreement (including the Mergers) are fair from a financial point of view to Real securityholders, and (iii) recommends that Real securityholders vote in favor of the special resolution of Real securityholders approving the Arrangement and the Merger Agreement (the “Arrangement Resolution”).

Real may withdraw (or amend, change, qualify, modify or otherwise not make) its recommendation that Real’s shareholders vote in favor of the Arrangement at any time prior to receipt of the Required Real Shareholder Vote, and REMAX Holdings may withdraw (or amend, change, qualify, modify or otherwise not make) its recommendation that REMAX Holdings’ stockholders adopt the Merger Agreement at any time prior to receipt of the Required REMAX Stockholder Vote as a result of (i) a Superior Proposal or (ii) an Intervening Event, if the board of directors of Real or the board of directors of REMAX Holdings, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to make such a change of recommendation is inconsistent with its fiduciary duties under applicable law, subject to complying with certain notice and other specified conditions, including negotiating with the other party regarding any revisions to the terms of the transactions contemplated by the Merger Agreement that are proposed by such other party during a match right period.

Prior to receipt of the Required REMAX Holdings Stockholder Vote, REMAX Holdings may also, subject to complying with certain provisions in the Merger Agreement, determine to terminate the Merger Agreement in order to enter into a definitive agreement providing for a Superior Proposal, subject to the obligation to pay Real the REMAX Holdings Termination Fee (as defined and described below).

Conditions to Completing the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, but not limited to: (a) the Required Real Shareholder Vote (as defined below); (b) the Required REMAX Stockholder Vote; (c) the authorization for listing on the Nasdaq Stock Market of the Real REMAX Group Common Stock to be issued in the Arrangement and the Mergers; (d) the effectiveness of the registration statement on Form S-4 (together with any amendments or supplements thereto), pursuant to which the shares of Real REMAX Group Common Stock to be issued in connection with the Arrangement and the Mergers will be registered pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”); (e) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (f) the absence of an injunction, order or law prohibiting the Arrangement or the Mergers; (g) the consummation of the RIHI Merger; (h) obtaining of the Interim Order and Final Order of the Supreme Court of British Columbia; (i) the accuracy of the parties’ respective representations and warranties, subject to materiality standards set forth in the Merger Agreement; and (j) material compliance by each party with its respective obligations under the Merger Agreement. The “Required Real Shareholder Vote” will be (a) at least two-thirds of the votes cast on the Arrangement Resolution by holders of Real Common Shares present in person or represented by proxy at Real’s meeting of securityholders and (b) at least two thirds of the votes cast on the Arrangement Resolution by holders of Real Common Shares, Real options and Real RSUs present in person or represented by proxy at Real’s meeting of securityholders and voting as a single class.

Termination Rights and Fees

The Merger Agreement contains certain termination rights of Real and REMAX Holdings, including among other circumstances: (a) if there exists a final and nonappealable law or order prohibiting the Mergers; (b) if there is a failure to receive the Required Real Shareholder Vote or a failure to receive the Required REMAX Stockholder Vote; (c) if, in the case of REMAX Holdings, it intends to enter into a definitive agreement with respect to a Superior Proposal; (d) in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; (e) if, in the case of termination by Real, REMAX Holdings Board changes its recommendation in favor of the Mergers or, in the case of termination by REMAX Holdings, the board of directors of Real changes its recommendation in favor of the Arrangement; and (f) if, subject to certain limitations, the Mergers have not closed within nine (9) months after the execution of the Merger Agreement, subject to two automatic extensions of forty-five (45) days each if, on each such date, all of the closing conditions, except those relating to certain regulatory approvals, have been satisfied or waived (as such date may be extended in accordance with the terms of the Merger Agreement, the “End Date”)

Upon termination of the Merger Agreement under certain specified circumstances, a termination fee of $31 million will be payable by Real and a termination fee of $25 million will be payable by REMAX Holdings (the “REMAX Termination Fee”). In addition, subject to the terms and conditions of the Merger Agreement, upon termination of the Merger Agreement (i) by REMAX Holdings for certain breaches by Real of the regulatory efforts covenants in the Merger Agreement, (ii) by Real or REMAX Holdings at the End Date if certain required regulatory approvals have not been obtained (but all other conditions to closing have been satisfied or waived (except for those that are to be satisfied at the Closing)), or (iii) by Real or REMAX Holdings because of a permanent Restraint (as defined in the Merger Agreement) relating to antitrust or competition law, Real will be required to pay REMAX Holdings a regulatory termination fee of $36 million.

The Merger Agreement also provides that either party may seek to compel the other party to specifically perform its obligations under the Merger Agreement.

RIHI Merger Agreement

Concurrently with the execution of the Merger Agreement, REMAX Holdings entered into that certain Agreement and Plan of Merger (the “RIHI Merger Agreement”), by and among REMAX Holdings, RIHI Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of REMAX Holdings (“RIHI Merger Sub I”), RIHI Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of REMAX Holdings (“RIHI Merger Sub II”), and RIHI, Inc., a Delaware corporation (“RIHI”).

The RIHI Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, (1) RIHI Merger Sub I will merge with and into RIHI (the “First RIHI Merger”), with RIHI surviving the First RIHI Merger as a wholly owned subsidiary of REMAX Holdings, and, as soon as practicable following the First RIHI Merger, RIHI will merge with and into RIHI Merger Sub II (the “Second RIHI Merger” and together with the First RIHI Merger, the “RIHI Merger”), with RIHI Merger Sub II surviving the Second RIHI Merger as a wholly owned subsidiary of REMAX Holdings, and (2) at the effective time of the First RIHI Merger, each outstanding share of RIHI common stock (the “RIHI Common Stock”) (other than dissenting or cancelled shares) will be converted into a number of shares of fully paid and nonassessable REMAX Class A Common Stock equal to the number of common units of RMCO, LLC (the “OpCo Common Units”) held by RIHI divided by the total number of issued and outstanding shares of RIHI Common Stock, in each case, as of immediately prior to the effective time of the First RIHI Merger Effective Time.

In connection with the RIHI Merger, the share of REMAX Class B Common Stock and the OpCo Common Units held by RIHI immediately prior to the effective time of the RIHI Merger will be surrendered to REMAX Holdings by RIHI and, upon such surrender, the share of REMAX Class B Common Stock will be cancelled and retired by REMAX Holdings for no consideration and will no longer be outstanding.

The RIHI Merger Agreement contains customary representations, warranties and covenants and is subject to customary closing conditions and termination rights. Following execution of the RIHI Merger Agreement, holders of a majority of the outstanding shares of RIHI Common Stock executed and delivered to RIHI a written consent approving and adopting the RIHI Merger Agreement and the transactions contemplated thereby.

Important Statement Regarding the Merger Agreement and the RIHI Merger Agreement (the “Merger Agreements”)

The foregoing description of the Merger Agreements and the transactions contemplated thereby, including the Mergers and the RIHI Merger, in this Report of Foreign Private Issuer on Form 6-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the RIHI Merger Agreement, which are attached hereto as Exhibit 2.1 and Exhibit 2.2, respectively, and are incorporated by reference herein.

The Merger Agreements have been included to provide investors with information regarding their terms. The Merger Agreements are not intended to provide any other factual information about Real, REMAX Holdings, New Wildlife, Bidco, Merger Sub I, Merger Sub II, RIHI, RIHI Merger Sub I or RIHI Merger Sub II. The representations, warranties and covenants contained in the Merger Agreements were made only for purposes of the Merger Agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreements, which subsequent information may or may not be fully reflected in REMAX Holdings’ or Real’s respective public disclosures. The Merger Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 40-F, Forms 6-K and other documents that REMAX Holdings or Real filed or will file with the SEC and applicable Canadian securities regulators.

Support Agreements

Concurrently with the execution of the Merger Agreement, Real, REMAX Holdings and the holders (the “REMAX Holders”) of shares of REMAX Class A Common Stock and REMAX Class B Common Stock that collectively represent approximately 38% of the voting power of the issued and outstanding Company Common Stock, entered into a voting and support agreement (the “REMAX Support Agreement”) pursuant to which, among other things, REMAX Holdings Holders agreed, subject to the terms of REMAX Holdings Support Agreement, to (i) vote their shares of Company Common Stock in favor of, among other things, the adoption of the Merger Agreement and the approval of the issuance of Company Common Stock in connection with the RIHI Merger, and (ii) not transfer their shares of Company Common Stock, subject to certain limited exceptions. The REMAX Support Agreement will terminate (subject to certain exceptions as set forth in REMAX Holdings Support Agreement) upon the earliest of (i) the First Merger Effective Time, (ii) with respect to each REMAX Holder, the entry by REMAX Holdings and Real, without the prior written consent of such REMAX Holder, into any amendment or modification to the Merger Agreement that decreases the Merger Consideration, and (iii) the termination of the Merger Agreement in accordance with its terms.

Concurrently with the execution of the Merger Agreement, Real, REMAX Holdings, and the holders (the “Real Holders”) of Real Common Shares and Real Equity Awards or other securities or rights convertible into or exercisable or exchangeable for Real Common Shares that collectively represent approximately 16% of the voting power of the issued and outstanding Real Common Shares, entered into a voting and support agreement (the “Real Support Agreement”) pursuant to which, among other things, the Real Holders agreed, subject to the terms of the Real Support Agreement, to (i) vote their Real Common Shares and Real Equity Awards (collectively, the “Real Securities”) in favor of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated in the Merger Agreement, including the Arrangement and the Mergers, and (ii) not transfer their Real Securities, with certain limited exceptions. The Real Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the First Merger Effective Time.

Concurrently with the execution of the RIHI Merger Agreement, REMAX Holdings and the holders (the “RIHI Holders”) of RIHI’s Series A Common Stock that collectively represent approximately 96.8% of the voting power of the outstanding RIHI common stock, entered into a voting and support agreement (the “RIHI Support Agreement” and together with REMAX Holdings Support Agreement and Real Support Agreement, the “Support Agreements”) pursuant to which, among other things, the RIHI Holders agreed, subject to the terms of the RIHI Support Agreement, to (i) vote the Shares (as defined in the RIHI Support Agreement) in favor of the adoption of the RIHI Merger Agreement and (ii) not transfer the Shares, with certain limited exceptions. The RIHI Support Agreement will terminate (subject to certain exceptions as set forth in the RIHI Support Agreement) upon the earliest of (i) the First Merger Effective Time (as defined in the RIHI Support Agreement), and (ii) the termination of the RIHI Merger Agreement in accordance with its terms.

Each of REMAX Holdings Support Agreement, the RIHI Support Agreement and the RIHI Merger Agreement include a provision that in the event REMAX Holdings enters into a Subsequent Merger Agreement (as defined therein), the terms of such agreement will apply in certain respects with respect to the Subsequent Merger Agreement and the transaction contemplated thereby, subject to the conditions set forth therein.

The foregoing descriptions of REMAX Holdings Support Agreement, the Real Support Agreement and the RIHI Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of REMAX Holdings Support Agreement, the Real Support Agreement and the RIHI Support Agreement, which are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference.

Debt Commitment Letter

Concurrently with the signing of the Merger Agreement, Real entered into a financing commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“MSSF”), Apollo Capital Management, L.P., on behalf of one or more investment funds, separate accounts and other entities owned (in whole or in part), controlled, managed and/or advised by it or its affiliates (“ACM”) and Apollo Global Funding, LLC (“AGF” and, together with ACM, collectively “Apollo”). The Commitment Letter provides for a 364-day senior secured bridge loan facility in an aggregate principal amount of $550 million. The financing commitments of MSSF and Apollo are subject to certain conditions set forth in the Commitment Letter. Real expects the financing under the Commitment Letter, together with cash balances, to be sufficient to provide the financing necessary to consummate the transactions contemplated by the Merger Agreement.

Amendment to Tax Receivable Agreement

Concurrently with the execution of the Merger Agreement, REMAX Holdings and RIHI entered into Amendment No. 1 to the Tax Receivable Agreement (the “TRA Amendment”), pursuant to which, among other things, the Tax Receivable Agreement, dated October 7, 2013, by and between REMAX Holdings and RIHI (the “Tax Receivable Agreement”), will terminate upon the first to occur of the First Merger Effective Time and any other Qualifying Change of Control (as defined in the TRA Amendment), and no Early Termination Payment, Tax Benefit Payment or other payment will be made to RIHI pursuant to the Tax Receivable Agreement. If a Qualifying Change of Control does not occur prior to the date that is eighteen (18) months after the date of the TRA Amendment, the TRA Amendment will be void and have no further force and effect.

The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment, a copy of which is filed as Exhibit I to the Merger Agreement and is incorporated by reference herein.

Cautionary Disclosure Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or REMAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or REMAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor REMAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and REMAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and REMAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or REMAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or REMAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and REMAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate REMAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or REMAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and REMAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and REMAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or REMAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or REMAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this Report of Foreign Private Issuer on Form 6-K. Neither Real nor REMAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this Report of Foreign Private Issuer on Form 6-K nor the continued availability of this Report of Foreign Private Issuer on Form 6-K in archive form on Real’s or REMAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and REMAX Holdings, Real and REMAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of REMAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of REMAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This Report of Foreign Private Issuer on Form 6-K is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or REMAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND REMAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or REMAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by REMAX Holdings will be available free of charge on REMAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting REMAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or REMAX Holdings’ website is not incorporated by reference into this Report of Foreign Private Issuer on Form 6-K or Real’s and REMAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, REMAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of REMAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “REMAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the REMAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in REMAX Holdings’ securities have changed since the amounts described in the REMAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This Report of Foreign Private Issuer on Form 6-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable Canadian securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date April 27, 2026	By	/s/ Alexandra Lumpkin
Alexandra Lumpkin
Chief Legal Officer and Vice President

EXHIBIT INDEX

Exhibit	Description of Exhibit
2.1*	Arrangement Agreement and Plan of Merger, dated as of April 26, 2026, by and among The Real Brokerage Inc., RE/MAX Holdings, Inc., Rome Wildlife, Inc., Wildlife Acquisition Corp., Wildlife Acquisition I Corp., Wildlife Acquisition II LLC, and 1587802 B.C. Unlimited Liability Company
10.1*	Voting and Support Agreement, dated as of April 26, 2026, by and among RE/MAX Holdings, Inc., The Real Brokerage Inc. and the stockholder parties thereto.
10.2*	Voting and Support Agreement, dated as of April 26, 2026, by and among RE/MAX Holdings, Inc., The Real Brokerage Inc. and the stockholder parties thereto.
10.3*	Voting and Support Agreement, dated as of April 26, 2026 by and among RE/MAX Holdings, Inc. and the stockholder parties thereto.
99.1	Memo to The Real Brokerage Inc. employees, dated April 27, 2026
99.2	Memo to The Real Brokerage Inc. agents, dated April 27, 2026
99.3	Conference call transcript dated April 27, 2026

* Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. Real agrees to furnish supplementally a copy of any omitted annexes, schedules or exhibits to the SEC upon request.